NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE Arca, Inc. ("NYSE Arca" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of Franklin FTSE Russia ETF (the "Fund") issued by Franklin Templeton ETF Trust (the "Trust") from listing and registration on the Exchange on January 9, 2023, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Fund is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision that the Fund is no longer suitable for listing pursuant to NYSE Arca Rule 5.2- E(j)(8)(e)(2)(D) in light of the Trust's announcement of its decision to suspend the right of redemption of its shares in order to permit the Fund to be liquidated. On December 27, 2022, the Exchange determined that the Fund should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Fund from listing and registration on the Exchange. The Trust was notified via email and letter on December 27, 2022. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on December 27, 2022. Trading in the Fund had been halted since March 4, 2022. The Trust had a right to appeal to a Committee of the Board of Directors of the Exchange the determination to delist the Fund, provided it filed a written request for such a review with the Secretary of the Exchange within five business days of receiving notice of the delisting determination. On December 27, 2022, the Trust notified the Exchange that it will not appeal the delisting determination. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.